ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Piengchai Pookakupt, Ph.D.
Executive Vice President

04035760

12g3-2(b) File No.82-4922

Ref No. CN. 450/2004

July 21, 2004

Securities and Exchange Commission

450 Fifth Street

Washington, D.C. 20549

U.S.A.

SUPPL

RECD S.E.C.
JUL 2 1 2004
1086

Dear Sirs:

We are transmitting herewith, in accordance with our undertakings pursuant Rule 12g3-2 (b) under the United States Securities Exchange Act of 1934, an English language summary of certain information that is being made public in Thailand.

Please arrange for the attached to be placed in our Rule 12g3-2 (b) "file" with the Commission.

Yours sincerely,

P. Pookakupt

7/26

PROCESSED
JUL 27 2004
THOMSON FINANCIAL

CS026-4-03

KASIKORNBANK PCL
1 Soi Kasikornthai, Ratburana Road,
Bangkok 10140, Thailand.

Tel. +66 2470 1122, +66 2470 1199
Fax. +66 2470 3462
www.kasikornbank.com Registration No.PCL 105

Summary Statement of Assets and Liabilities [1/]

As at June 30, 2004

ธนาคารกสิกรไทย
KASIKORNBANK 泰华农民银行

Assets	Baht	Liabilities	Baht
Cash	10,063,324,576.65	Deposits	700,820,580,809.78
Interbank and money market items	92,942,598,846.96	Interbank and money market items	8,774,452,517.91
Securities purchased under resale agreements	3,888,000,000.00	Liabilities payable on demand	5,935,830,405.28
Investments in securities, net	144,429,370,676.30	Securities sold under repurchase agreements	-
(with obligations Baht 16,365,481,724.61)		Borrowings	20,137,557,936.77
Credit advances (net of allowance for doubtful accounts)	509,030,732,067.44	Bank's liabilities under acceptances	675,579,766.63
Accrued interest receivables	1,533,366,214.99	Other liabilities	14,004,879,180.98
Properties foreclosed	11,861,378,881.23	Total liabilities	750,348,880,619.35
Customers' liabilities under acceptances	675,579,766.63		
Premises and equipment, net	21,808,815,812.28	**Shareholders'equity**	
Other assets	9,421,691,746.17	Paid-up share capital	
		(registered share capital Baht 30,486,146,970.00)	23,622,269,710.00
		Reserves and net profit after appropriation	17,528,353,246.55
		Other reserves and profit and loss account	14,155,254,994.75
		Total shareholders' equity	55,305,877,951.30
Total Assets	805,654,758,570.65	Total Liabilities and Shareholders' Equity	805,654,758,570.65
Customers' liabilities under unmatured bills	3,771,376,406.32	*Bank's liabilities under unmatured bills*	3,771,376,406.32
Total	809,426,134,976.97	Total	809,426,134,976.97

	Baht
Non-Performing Loans as at June 30, 2004 (Quarterly)	58,957,142,266.52
(10.60% of total loans before allowance for doubtful accounts)	
Required provisioning for loan loss, as at June 30, 2004 (Quarterly)	34,275,099,208.67
Actual allowace for doubtful accounts	46,142,532,055.60
Loans to related parties	2,905,853,741.73
Loans to related asset management companies	16,450,000,000.00
Loans to related parties due to debt restructuring	4,221,109,248.17
Borrowings as part of subordinated debentures cum preferred shares to be included in the Tier 1 Capital,	
permitted by the Bank of Thailand	-
Legal capital fund	72,002,536,108.90
Changes in assets and liabilities this month due to the penalty expenses from violating the	
Commercial Banking Act B.E. 2505 and amended Act, section	-
International Banking Facility's assets and liabilities	
Total assets	3,376,917,847.76
Total liabilities	504,476.07
Significant contingent liabilities	
Avals to bills and guarantees of loans	3,108,001,452.19
Letters of credit	13,515,303,997.92

[1/] This Summary Statement has not been reviewed or audited by Certified Public Accountant